SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PNR’s Redemption

Rio de Janeiro, December 19, 2025, AXIA Energia, further to the Notice to Shareholders and Material Fact disclosed on December 8, 2025, announces that, as resolved at the Extraordinary General Meeting held on this date, the compulsory redemption of the class “R” preferred shares - PNR (“Redemption”) was approved.

The Redemption will be carried out on a compulsory and automatic basis, immediately after the completion of the mandatory conversions of all currently outstanding preferred shares issued by the Company, at the price of R$ 1.2994705188032 per redeemed PNR share (“Redemption Value”).

For purposes of the Redemption, the shareholding position as of the end of December 19, 2025 will be considered as the record date. The payment of the Redemption Value will be made in Brazilian currency, in a single installment, on January 13, 2026.

1. Brazilian resident investors

Any gains realized by shareholders holding PNR shares who are residents in Brazil, including individuals and legal entities, investment funds or other entities, as a result of the Redemption may be subject to the levy income tax and other taxes, pursuant to the legal and regulatory rules applicable to each category of investor. Such shareholders are responsible for consulting their own advisors to assess the applicable taxation and for payment of any taxes due.

2. Non-resident investors

Pursuant to applicable law, the Company may withhold a portion of the amount payable to shareholders who are not resident in Brazil, in an amount corresponding to the withholding income tax - IRRF levied on any capital gain determined as a result of the Redemption.

The capital gain will correspond to the positive difference, if any, between:

•	the Redemption Value; and
•	the acquisition cost of the Company’s shares held by the non-resident investor.

The IRRF will be withheld and collected by the Company in accordance with the legal and regulatory rules applicable to each type of non-resident investor, subject to the following rates:

(i)	15%,
(ii)	15% to 22.5%, or
(iii)	25%, in the case of a shareholder resident in a country or dependency with favorable taxation, pursuant to the legislation and regulations of the Brazilian Federal Revenue Service. Any withholding IRRF that may be withheld and paid by the Company will be deducted from the amount payable to shareholders as the Redemption Value.

In order to enable the calculation of any capital gain, non-resident shareholders must complete and electronically submit to the Company, directly or through their custody agents, the template spreadsheet attached hereto as Schedule I to this Notice to Shareholders.

The spreadsheet must be completed and sent by e-mail to the following electronic address: resgate@axia.com.br, with the subject line “PNR Redemption – Capital Gain,” together with proper and supporting documentation evidencing the reported acquisition cost (e.g., broker statements), which must be attached to the same email. The information and documents must be sent to the Company by 6:00 p.m. on January 2, 2026.

The Company will rely exclusively on the information and documents provided by the shareholders for purposes of calculating the capital gain, and such shareholders shall be fully responsible for the truthfulness, accuracy and completeness of the information provided.

Pursuant to the applicable legislation and regulations of the Brazilian Federal Revenue Service, the Company will:

(i)	deem the acquisition cost to be zero for non-resident shareholders who fail to submit the information and supporting documentation within the deadline and in the manner indicated above; and
(ii)	apply a 25% tax rate to the gains of non-resident shareholders who fail to inform their country or dependency of residence or tax domicile.

For additional clarifications, shareholders may contact the Company’s Investor Relations department at the e-mail ri@axia.com.br.

Eduardo Haiama

Vice-president Financial and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.